UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Quitman Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

748803 10 3

(CUSIP Number)

April 13, 2000

(Date of Event which Requires Filings of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 748803 10 3	13G	PAGE 2 OF 7
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Melvin E. Plair

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

5	SOLE VOTING POWER

28,720

6	SHARED VOTING POWER

2,303

7	SOLE DISPOSITIVE POWER

28,720

8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,023

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)

5.8%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 748803 10 3	13G	PAGE 3 OF 7

Item 1.

(a) Name of Issuer.

Quitman Bancorp, Inc.

(b) Address of Issuer's Principal Executive Offices.

602 East Screven Street, P.O. Box 592

Quitman, Georgia 31643

Item 2.

(a) Name of Person Filing.

The person filing this Schedule 13G is Melvin E. Plair. Mr. Plair owns 31,023 shares, or 5.8% of the outstanding common stock, par value $0.10 per share ("Common Stock") of Quitman Bancorp, Inc. ("QTMB"). Mr. Plair is the President and Chief Executive Officer of QTMB and of its wholly owned subsidiary, Quitman Federal Savings Bank.

(b) Address of Principal Business Office or, if none, Residence.

The address of the Reporting Person is 602 East Screven Street, P.O. Box 592, Quitman, Georgia 31643.

(c) Citizenship.

Mr. Plair is a citizen of the United States of America.

(d) Title of Class of Securities.

Common Stock, par value $0.10 per share.

(e) CUSIP No.

748803 10 3

CUSIP NO. 748803 10 3	13G	PAGE 4 OF 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act.

(b) [ ] Bank as defined in section 3(a)(6) of the Act.

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act.

(d) [ ] Investment Company registered under section 8 of the Investment Company Act.

(e) [ ] Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec.240.13d-1(b)(1)(ii)(F) (Note: See Item 7).

(g) [ ] Parent Holding Company, in accordance with Sec.240.13d-1(b)(1)(ii)(G) (Note: See Item 7).

(h) [ ] Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H)

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 31,023 shares

(b) Percent of Class: 5.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 28,720 shares

(ii) shared power to vote or to direct the vote: 2,303 shares

(iii) sole power to dispose or to direct the disposition of: 28,720 shares

(iv) shared power to dispose or to direct the disposition of: 0 shares

Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

CUSIP NO. 748803 10 3	13G	PAGE 5 OF 7

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

CUSIP NO. 748803 10 3	13G	PAGE 6 OF 7

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 748803 10 3	13G	PAGE 7 OF 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2000

/s/ Melvin E. Plair

Melvin E. Plair